-----------------                              U.S. SECURITIES AND EXCHANGE COMMISSION                  ----------------------------
| F  O  R  M  4 |                                      Washington, D.C. 20549                           |       OMB APPROVAL       |
-----------------                                                                                       |--------------------------|
                                           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                 |OMB Number       3235-0287|
[ ] Check this box if                                                                                   |Expires: September 30,1998|
    no longer Subject        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,    |Estimated ave. burden     |
    to Section 16.              Section 17(a) of the Public Utility Holding Company Act of 1935 or      |hours per response.....0.5|
                                         Section 30(f) of the Investment Company Act 1940               ----------------------------
------------------------------------------------------------------------------------------------------------------------------------
|1.Name and Address of Reporting Person* |2.Issuer Name and Ticker or Trading Symbol      |6.Relationship of Reporting Person to   |
|                                        |                                                |  Issuer (Check all Applicable)         |
|   Pacific USA Holdings Corporation (1) | Monaco Finance, Inc.; MONFA                    |                                        |
|                                        |                                                |   Director            X 10% Owner      |
|----------------------------------------|------------------------------------------------|---                   ---               |
|      (Last)             (First)    (MI)|3.IRS or Soc. Sec. No. |4.Statement for Month/  |   Officer               Other          |
|                                        |  of Reporting Person  |  Year                  |---(give title below) ---(Specify below)|
|   5999 Summerside Drive, Suite 112     |  (Voluntary)          |                        |       Senior Vice President, CFO       |
|                                        |                       |  September 1998        |----------------------------------------|
|----------------------------------------|                       |------------------------|7. Individual or Joint/Group Filing     |
|      (Street)                          |                       |5.If Amendment, Date of |   (Check Applicable Line)              |
|                                        |                       |  Original (Month/Year) |                                        |
|                                        |                       |                        |    Form filed by One Reporting Person  |
|   Dallas              TX     75252     |      75-2255876       |                        |---                                     |
|                                        |                       |                        | X  Form filed by More than One         |
|                                        |                       |                        |--- Reporting Person                    |
|----------------------------------------------------------------------------------------------------------------------------------|
|      (City)         (State)     (Zip)                                                                                            |
|                                              TABLE I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned     |
|----------------------------------------------------------------------------------------------------------------------------------|
|1.Title of Security            |2.Transac-  |3.Trans. |4.Security Acquired (A) or     |5.Amount of      |6.  |7.Nature of Indirect|
|  (Instr. 3)                   |  tion Date |  Code   |  Disposed of (D)              |  Securities     |Own.|  Beneficial        |
|                               |(Mon/Day/Yr)|(Instr.8)|  (Instr. 3, 4 & 5)            |  Beneficially   |Form|  Ownership         |
|                               |            |---------|-------------------------------|  Owned at End of|(D) |  (Instr. 4)        |
|                               |            |    |    |                |(A) |         |  Month          |or  |                    |
|                               |            |Code| V  |     Amount     |(D) |  Price  |  (Instr. 3 & 4) |(I) |                    |
|-------------------------------|------------|----|----|----------------|----|---------|-----------------|----|--------------------|
|                               |            |    |    |                |    |         |                 |    |                    |
|-------------------------------|------------|----|----|----------------|----|---------|-----------------|----|--------------------|
|  Class A Common Stock         | 09/01/1998 | (J)|    |   4,698,157    | A  |  $0.95  | 7,009,309       | I  |          (2,3)     |
|                               |            |    |    |                |    |per share|                 |    |                    |
------------------------------------------------------------------------------------------------------------------------------------
Reminder: Report on a separate line for each class securities owned directly or indirectly.                         SEC 1474 (7-98)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                                                                                                                      PAGE:  1 OF  2

FORM 4 (continued)          TABLE II - Derivative Securities Acquired, Disposed of, Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible security)
------------------------------------------------------------------------------------------------------------------------------------
|1.Title of|2.Conver-|3.   |4.Tran-  |5.Number of          |6.Date     |7.Title and Amount   |8.Price of|9.Number  |10. |11.Nature |
|Derivative|sion or  |Trans|  saction|  Derivative         |Exercisable|  of Underlying      |Derivative|  of      |Own.|   of     |
|Security  |Exercise |Date |  Code   |  Securities         |and        |  Securities         |Security  |Derivative|Form|Indirect  |
|(Instr. 3)|Price of |(Mon/|(Instr.8)|  Acquired (A) or    |Expiration |  (Instr. 3 & 4)     |(Instr. 5)|Securities|of  |Beneficial|
|          |Deriva-  | Day/|         |  Disposed of (D)    |Date       |                     |          |Benefi-   |Deri|Ownership |
|          |tive     |Year)|         |  (Instr. 3, 4 & 5)  |(Month/Day/|                     |          |cially    |Sec.|(Instr. 4)|
|          |Security |     |         |                     |   Year)   |                     |          |Owned at  |Dir.|          |
|          |         |     |         |                     |-----------|---------------------|          |End of    |(D) |          |
|          |         |     |         |                     |     |     |          |Amount or |          |Month     |or  |          |
|          |         |     |---------|---------------------|Date |Exp. |   Title  |Number of |          |(Instr. 4)|Ind.|          |
|          |         |     |Code| V  |    (A)   |    (D)   |Exbl.|Date |          |Shares    |          |          |(I) |          |
|----------|---------|-----|----|----|----------|----------|-----|-----|----------|----------|----------|----------|----|----------|
|          |         |     |    |    |          |          |     |     |          |          |          |          |    |          |
|----------|---------|-----|----|----|----------|----------|-----|-----|----------|----------|----------|----------|----|----------|
| 8% cumu- |   (5)   | 9/1/| J  |    |          |  77,221  | 3/4/|None | Class A  |1,178,118 | $2.00/sh | 2,356,236| I  | (4)      |
| lative   |         |1998 |    |    |          |          |1998 |     |          |(5)       |          |          |    |          |
| Convert- |         |     |    |    |          |          |     |     |          |          |          |          |    |          |
| ible     |         |     |    |    |          |          |     |     |          |          |          |          |    |          |
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

1         Designated  Filer.  See  attached  Supplement  A  for group beneficial owners.
2         6,198,157  shares  of  Class  A  Common  Stock  are  owned directly by Consumer  Finance Holdings, Inc., which is a wholly owned subsidiary of Pacific USA Holdings Corp., which is a wholly  owned  subsidiary  of  Pacific Electric  Wire  &  Cable
          Co.,  Ltd.
3         811,152 shares  of  Class  A  Common  Stock  are  owned  directly  by  First  CF Corp., which is a wholly owned subsidiary of Pacific Southwest Bank, which is a  wholly owned subsidiary  of  Pacific  Financial  Group,  Inc., which  is  a  wholly owned subsidiary of Pacific USA Holdings Corp., which  is  a  wholly owned subsidiary of Pacific  Electric  Wire  &  Cable
          Co.,  Ltd.
4         8%  Cumulative  Convertible  Preferred  Stock,  Series  1998-1  owned directly  by  First  CF  Corp.,  which  is  a wholly owned subsidiary of Pacific Southwest Bank, which is a wholly owned  subsidiary  of  Pacific  Financial Group, Inc., which is a wholly owned subsidiary of Pacific USA Holdings Corp.,  which  is  a  wholly  owned subsidiary  of  Pacific  Electric
          Wire  &  Cable  Co.,  Ltd.
5         See  Explanation  J.
J         See  attached  Supplement  B  for  explanation  of  transaction.
**        See  attached  signature page for remainder of group beneficial owners.

                                                                               PACIFIC  USA  HOLDINGS  CORP.

**Intentional misstatements or omissions of facts constitute Federal           /s/  Bill  C.  Bradley                    10/09/1998
  Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).          --------------------------------------------  ----------
                                                                               **Signature of Reporting Person              Date
Note: File three copies of this form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.                                            SEC 1474 (7-98)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMD Number

                             SUPPLEMENT A TO FORM 4

Form  4  Statement,  March  1998

Name  of  Reporting  Person
---------------------------
     Name  of  Issuer
     ----------------

Pacific  USA  Holdings,  Corp.
     Monaco  Finance,  Inc.:  MONFA


PACIFIC  ELECTRIC  WIRE  &  CABLE  CO.,  LTD.
4th  Fl.,  285  Chung  Hsiao  East  Road,  Section  4
Taiipei,  Taiwan,  Republic  of  China
Tax  ID  No.:  N/A  --  Foreign  Corporation

PACIFIC  USA  HOLDINGS  CORP.
5999  Summerside  Drive,  Suite  112
Dallas,  Texas  75252
Tax  ID  No.:  75-2255876

CONSUMER  FINANCE  HOLDINGS,  INC.
5999  Summerside  Drive,  Suite  112
Dallas,  Texas  75252
Tax  ID  No.:  75-2704763

PACIFIC  SOUTHWEST  BANK
800  North  Shoreline  Blvd.
Suite  200  South  Tower
Corpus  Christi,  Texas  78401
Tax  ID  No.:  74-2520389

PACIFIC  FINANCIAL  GROUP,  INC.
c/o  The  Corporation  Trust  Company
Corporation  Trust  Center
1209  Orange  Street
Wilmington,  Delaware  19801
Tax  ID  No.:  51-0350769

FIRST  CF  CORP.
4144  North  Central  Expressway,  Suite  106
Dallas,  Texas  75204
Tax  ID  No.:  75-2672933

                             SUPPLEMENT B TO FORM 4

Form  4  Statement,  March  1998

Name  of  Reporting  Person
---------------------------
     Name  of  Issuer
     ----------------

Pacific  USA  Holdings,  Corp.
     Monaco  Finance,  Inc.:  MONFA

     For the Purposes of this supplement to Form 4, Pacific USA Holdings Corp. ("Pacific"), Pacific Electric Wire & Cable Co., Ltd. ("Pacific Electric"), Consumer Finance Holdings, Inc. ("Consumer"), Pacific Financial Group, Inc. ("Pacific Financial"), Pacific Southwest Bank ("PSB"), and First CF Corp. ("First CF") together shall be the "Reporting Person." Pacific, Consumer, Pacific Financial, PSB, and First CF are directly or indirectly wholly owned by Pacific Electric.

     On September 1, 1998, the Reporting Person entered into a Conversion and Rights Agreement (the "Conversion Agreement") with the Issuer. In June and July 1998, Pacific USA loaned the Issuer the principal amount of $5,000,000. Pursuant to the Conversion Agreement, $4,463,250 of the principal amount of the loan was converted, effective July 1, 1998, into 4,698,157 shares of the Company's Class A Common Stock at a conversion price of $.95 per share. The conversion price is the book value per share of the Company's issued and outstanding Common Stock as of June 30, 1998. The closing price of the Class A Common Stock on the Nasdaq Stock Market was $.50 per share on June 30, 1998, and $.38 per share on September 1, 1998. The unpaid principal balance of the loan, $536,750, likewise is convertible into Class A Common Stock at a conversion price of $.95 per share. In connection with the Conversion Agreement, the Issuer and the Reporting Person agreed, subject to shareholder approval, to reduce the price for conversion of the Preferred Stock into Class A Common Stock by a factor of four thereby increasing the number of shares of Class A Common Stock issuable upon full conversion of the Preferred Stock from 1,178,118 shares to 4,712,472 shares, an increase of 3,534,354 shares.

      Concurrently, the Reporting Person has repurchased delinquent loans sold to the Issuer for the Issuer's cost of $2.6 million, and pursuant to the terms of that certain Amended and Restated Purchase Agreement dated January 8, 1998, and signed by Issuer, Pacific, PSB, NAFCO Holding Company, L.L.C., a wholly owned subsidiary of Pacific, and Advantage Funding Group, Inc., a partially owned subsidiary of Pacific, the Reporting Person has or will surrender 77,221 shares of the Issuer's 8% Cumulative Convertible Preferred Stock, Series 1998-1 ("Preferred Stock") to the Issuer for cancellation which, in turn, reduces the number of shares of Class A Common Stock to 1,173,793 shares that Reporting Person will receive on conversion of the Preferred Stock.

                          FORM 4 ADDITIONAL SIGNATURES


Form  4  Statement,  March  1998

Name  of  Reporting
-------------------
     Name  of  Issuer
     ----------------


Pacific  USA  Holdings,  Corp.
  Monaco  Finance,  Inc.:  MONFA




Dated  October  1,  1998

Pacific  Electric  Wire  &  Cable  Co.,  Ltd.

By:  /s/  Tung  Ching-yn
    ------------------------------
          Tung  Ching-yun
          Vice-President

Consumer  Finance  Holdings,  Inc.

By:  /s/  Bill  C.  Bradley
    -------------------------------
          Bill  C.  Bradley
          Chief  Executive  Officer

Pacific  Southwest  Bank

By:  /s/  Bobby  Hashaway
    -----------------------------
          Bobby  Hashaway
          Chief  Financial  Officer

Pacific  Financial  Group,  Inc.

By:  /s/  Sun  Tao-Tsun
    ---------------------------
          Sun  Tao-Tsun
          Chief  Executive  Office

First  CF  Corp.

By:  /s/  Bobby  Hashaway
    -----------------------------
          Bobby  Hashaway
          President